

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2013

<u>Via Email</u>
Christopher J. Cummings
Paul, Wiss, Rifkind, Wharton & Garrison LLP
Toronto Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario
Canada M5K 1J3

      Re: Aurizon Mines Ltd.
              Response letter dated February 19, 2013
              SEC File No. 5-78974

Dear Mr. Cummings:

      The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed your letter dated February 19, 2013 which responds to our prior comment letter dated February 4, 2013. Our comments follow. Please respond to this letter promptly by amending the Schedule 14D-9 as previously requested.

<u>General</u>

1. Refer to comment 2 in our prior comment letter and your response. Please include the explanation of "building upon existing value-enhancing initiatives" included in your February 19, 2013 response letter in an amended Schedule 14D-9.

2. We reissue comment 3 in our prior comment letter. Please include the explanation and clarification provided in your response letter in an amended Schedule 14D-9.

3. We reissue comment 4 in our prior comment letter. If you compare this transaction unfavorably to other transactions in the industry, those precedent transactions must be identified in the disclosure document provided to shareholders. Please amend the Schedule 14D-9 accordingly.

4. Refer to comment 5 in our prior comment letter and your response. Include the response as disclosure in an amended Schedule 14D-9.

5. Refer to comment 6 in our prior comment letter and your response. Include the response as disclosure in an amended Schedule 14D-9.

    Please amend the Schedule 14D-9 promptly in response to the above comments. Given the scheduled expiration date of the offer and the extended comment response period on our letter dated February 4, 2013, we request that your responsive disclosure be provided in a timely manner to ensure shareholders have a meaningful opportunity to review it before the offer closes.

    We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
                                                    Acquisitions